Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Stephen M. Wurzburg

tel:+1.650.233.4538

steve.wurzburg@pillsburylaw.com

VIA EDGAR

October 27, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attn:	Christian Windsor, Branch Chief
Robert Arzonetti, Esq., Staff Attorney
Michael Henderson, Staff Accountant
Robert Klein, Staff Accountant

Re:	Roan Holdings Group Co., Ltd.

Annual Report on Form 20-F

Filed May 15, 2023

File No. 001-36664

Ladies and Gentlemen:

On behalf of Roan Holdings Group Co., Ltd. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated August 28, 2023 (the “Comment Letter”), relating to the Registrant’s Annual Report on Form 20-F, filed May 15, 2023 (the “Annual Report”).

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Annual Report. Page numbers refer to page numbers in the Annual Report.

We would note that there were a few places in the Comment Letter where the Staff requested revisions to the Annual Report. Per our subsequent telephone calls, it was agreed that we would describe proposed revisions to the Staff but not amend the Annual Report until the Staff had had the opportunity to further comment upon the proposed revisions.

Annual Report on Form 20-F filed May 15, 2023

Certain Information, page 1

1.	In future filings, please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

RESPONSE: Roan Holdings Group Co., Ltd. (“Roan”), is a BVI corporation. It is a holding company for several operating companies which are all located in the PRC (“OpCos.”). The OpCos are majority or wholly-owned directly or indirectly by Roan. Roan does not use a VIE structure. Going forward, we will use Roan to refer to Roan, OpCos to refer to the OpCos, and the Roan Group to refer to Roan and the OpCos combined. Registrant will use the term “we” or “our” to refer to the activities of the Roan Group.

U.S. Securities and Exchange Commission

October 27, 2023

Risk Factors, page 4

2.	Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, securities you register may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

RESPONSE: Since, as described in the response to Staff Comment 1 above, the Roan Group does not utilize a VIE structure, Registrant respectfully does not believe any such revision to the risk factors is necessary.

3.	We note your disclosure about the Holding Foreign Companies Accountable Act on pages 13 to 15. In future filings, please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted.

RESPONSE: In future filings, Registrant will disclose that its auditing firm is “an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards.” Therefore, Registrant respectfully submits that further expansion of this risk factor is not necessary.

Organizational Structure, page 56

4.	In future filings, please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE: Since, as described in the response to Staff Comment 1 above, the Roan Group does not utilize a VIE structure, Registrant respectfully does not believe any such disclosure is necessary. Registrant will add further disclosure in future filings that the investment is in Roan which is a holding company for the OpCos which conduct all of the Roan Group’s operations.

ITEM 5. Operating and Financial Review and Prospects, page 57

5.	We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor Prevention Act (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang Uyghur Autonomous Region.

RESPONSE: Since 2020, Roan has had no operations in, the Xinjiang Uyghur Autonomous Region; therefore, Registrant respectfully submits that no such disclosure is necessary.

U.S. Securities and Exchange Commission

October 27, 2023

General

6.	Please disclose prominently early on in the annual report that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: Since, as described in the response to Staff Comment 1 above, the Roan Group does not utilize a VIE structure, Registrant respectfully does not believe any such disclosure is necessary in our annual report. Analogous to Registrant’s above response to Item 4, Registrant will add further disclosure early on the Annual Report that the investment is in Roan which is a holding company for the OpCos which conduct all of the Roan Group’s operations.

7.	Please provide prominent disclosure early on in the annual report about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

RESPONSE: Registrant’s risk factors start out with the China-related ones on pages 3-14. The first risk factor leads off stating that “All of our businesses are conducted entirely in China.” In the risk factor on page 4 entitled “The uncertainties of the PRC government’s policies could negatively impact our business.” Registrant discusses some of the risks Registrant is subject to due to being in the widely regulated financial industry. Registrant proposes to add at the end: “and revenue which may lead to a decline in the market price of Roan stock.” The next risk factor also on page 4 is entitled “PRC legal system is constantly changing, with new laws being introduced and some previous laws being repealed. There are certain uncertainties in the interpretation and application of PRC laws which could negatively impact our business.” Registrant proposes to add at the end: “which could negatively impact our results of operation and could result in a decline in the market price of Roan stock”. On page 5 there is a risk factor regarding data security entitled “The recent enhanced Chinese government oversight of data security, especially the increased scrutiny of companies seeking a foreign listing, could adversely affect our business and our business.” Registrant proposes to add at the end “which could result in a decline in the market price of Roan stock”. There is a risk factor page 5 entitled “The China Securities Regulatory Commission is preparing to strengthen supervision over overseas listing, and has issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), including unified supervision and management, strengthening regulatory coordination and cross-border regulatory cooperation. Although not yet in effect, we are not currently affected by it. However, it is not clear about the future impact on us after it officially comes into force.” Registrant proposes to change the last two sentence of that heading to read: “If the proposed regulations come into effect, we may incur greater compliance expenses and if we are required but are unable to comply with approval procedures for future refinancing in the capital market, we may be unable to raise the capital required. These impacts could materially affect our results of operations and could lead to a decline in the market price of Roan stock. Additionally, if we require but are unable to raise additional financing, this could result in Roan stock becoming worthless.” And Registrant proposes to add a new paragraph at the end: “If the proposed regulations come into effect, we may incur greater compliance expenses and if we are required but are unable to comply with approval procedures for future refinancing in the capital market, we may be unable to raise the capital required. These impacts could materially affect our results of operations and could lead to a decline in the market price of Roan stock. Additionally, if we require but are unable to raise additional financing, this could result in Roan stock becoming worthless.” There is a risk factor on page 6 entitled “The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.” Registrant will add at the end of that “which could cause a material adverse impact on our results from operations and could cause a decline in the market price of Roan stock.” Registrant will add a new sentence at the end of this risk factor reading as follows: “However, these regulations and/or their interpretation could change in the future and require us certain approvals which we may not be able to obtain which could lead us to dispose of certain of our operations or cease our operations entirely which could result in Roan stock becoming worthless.” There is a risk factor on page 8 entitled “If any of our subsidiaries fails to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.” Registrant proposes to add at the end of the heading “as will the market price of Roan stock” and at the end of the last sentence “and the market price of Roan stock”. There is a risk factor on page 8 entitled “PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.” Registrant proposes to add at the end of the heading “which could materially and adversely impact our ability to grow our business or remain in operation.” Registrant also proposes to add a new last sentence “This could prevent us from funding our business.” There is another risk factor on page 7 entitled “PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” Registrant proposes to add at the end of the heading “which could materially and adversely impact our ability to grow our business or remain in operations which could lead to a decline in the market price of Roan stock or to Roan stock becoming worthless.”

U.S. Securities and Exchange Commission

October 27, 2023

On page 14 in the last paragraph at the end of the risk factor entitled “Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.” we propose to add the underlined phrases and delete the crossed out phrase to disclose the headquarter location of our outside auditing firm: “Our independent registered public accounting firm that issued the audit report for our financial statements since 2020, is headquartered in Denver, Colorado, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. ~~Our auditor is based in the U.S. and~~ Our independent registered public accounting firm has been inspected by the PCAOB on a regular basis. However, ….”

Registrant respectfully submits that these risk factors amply describe the risks of doing business in China and as modified as above described satisfy the requests made by the Staff in Item 7 of the Letter.

8.	Please provide a description early on in the annual report of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: Since, as described in the response to Staff Comment 1 above, the Roan Group does not utilize a VIE structure, Registrant respectfully does not believe that any disclosure regarding cash payments related to VIE structure is necessary in the Annual Report. Registrant has a risk factor relating to difficulties of transferring funds from the OpCos to Roan on page 10 (“Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.”). In response to a similar comment on the F-1, Registrant had drafted the following language for inclusion in the planned revised F-1 filing which Registrant would propose to add to the Form 20-F on page 34 before the heading “Business Overview”:

“Cash Transfers within the Roan Group and Dividends

Roan may transfer cash to Adrie Global Holdings Limited (“Adrie”), its wholly owned subsidiary registered in BVI, and two wholly owned subsidiaries registered in Hong Kong (China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”) and Fortis Industrial Group Limited (“Fortis”)), through capital injections and intercompany loans. Roan HK in turn, may transfer cash to, its wholly owned subsidiaries Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) and Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai”), through capital injections and intercompany loans. Fortis in turn, may transfer cash to its wholly owned subsidiaries Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”), Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (“Zhongtan Industrial Operation”), and Zhngtan Future Industrial Operation (Jiaxing) Co., Ltd. (“Zhongtan Industrial Operation (JX)”), through capital injections and intercompany loans. Similarly, Ding Xin, Jing Kai, Yi Fu, Zhongtan Industrial Operation and Zhongtan Industrial Operation (JX) may transfer cash to their wholly owned subsidiaries or joint ventures in mainland China upon approval from the relevant mainland China authorities, through capital injections and intercompany loans. Our wholly owned subsidiaries or joint ventures in mainland China may pay dividends to Roan HK or Fortis. Roan HK or Fortis, in turn, may transfer cash to Adrie through dividends. Adrie, in turn, may transfer cash to Roan through dividends. With excess funds, Roan may pay dividends to U.S. investors.

U.S. Securities and Exchange Commission

October 27, 2023

In 2019, 2020, 2021, and 2022, there have not been any transfers of dividends or distributions by and among Roan or any of its subsidiaries, or to investors.

In 2019, 2020, 2021, and 2022, Roan did not transfer any cash to Roan HK or Fortis and Roan HK transferred $150,000, $30,019, $nil, and $nil to Roan, respectively. During that time period, there have not been any cash transfers among Roan HK, Fortis, or their subsidiaries.

In December 2019, Roan acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”) and its subsidiaries. Lixin Financial Holdings Group (BVI) Limited (“Lixin BVI”) is a wholly owned subsidiary of Lixin Cayman and holds 100% equity of Lixin Financial Holdings Group Limited (“Lixin HK”) which is registered in Hong Kong. Roan may transfer cash to Lixin HK through capital injections or intercompany loans. Lixin HK in turn, may transfer cash through capital injections and intercompany loans to its wholly owned subsidiaries Zhejiang Lixin Enterprise Management Group Co., Ltd. (“Zhejiang Lixin”), Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”), and Lixin Supply Chain Management (Tianjin) Co., Ltd. which are located in mainland China. Lixin HK’s subsidiaries may pay dividends to Lixin HK, in turn, Lixin HK may transfer cash to Lixin BVI through dividends. Lixin BVI, in turn, may transfer cash to Lixin Cayman through dividends. Lixin Cayman, in turn, may transfer cash to Roan through dividends. With excess funds, Roan may pay dividends or make other distributions to its U.S. investors.

During the period from December 31, 2019 through December 31, 2022, there have not been any transfers, dividends or distributions by or among Roan, Lixin Cayman or its subsidiaries, or to investors. There have not been any intra-group cash transfers from Roan to its subsidiaries. There were no assets other than cash being transferred between Roan and its subsidiaries.”

As to dividends to investors, Registrant would propose to restate what was disclosed in its F-1 filing:

“On August 29, 2016, we announced a dividend of $0.09 per ordinary share. The dividend was paid in cash on October 18, 2016. On December 19, 2016, we announced a dividend of $0.148 per ordinary share. The dividend was paid in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares. On March 21, 2017, we announced a dividend of $0.036 per ordinary share. The dividend was paid in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares. On May 26, 2017, we announced a dividend of $0.047 per ordinary share. The dividend was payable in ordinary shares. No fractional shares were issued. All dividends were rounded up to the nearest whole number of ordinary shares. No cash payments were made for any fractional shares. In 2017, we paid $686,400 to holders of Class A Preferred Shares as the dividend from July 6, 2016 to July 6, 2017.

We intend to continue to provide a cumulative dividend on the Class A Preferred Shares of 8% on the liquidation preference of $12 per share for each year outstanding. Under our articles of association, we may accrue such dividends and may elect to pay such dividends in cash, in additional Class A Preferred shares, or in ordinary shares. As of December 31, 2022, and December 31, 2021, the balance of the liquidation preference for the Class A Preferred Shares was $12,398,127 and $11,711,727, respectively.”

Finally, Registrant will add cross-references to the condensed consolidating schedule and the consolidated financial statements.

9.	In future filings, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: Registrant will do so with two caveats. First, in interpreting this question, Registrant assumes that the Staff is requesting Registrant to describe permissions or approvals at the central level and not the provincial level, city level, or other level. Second, since as described above in response to Staff Comment 1, the Roan Group does not utilize a VIE structure, Registrant will have no disclosure as to the portion of the Staff Comment 9 we have bolded and underlined.

U.S. Securities and Exchange Commission

October 27, 2023

10.	Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE: Since, as described above, the Roan Group does not utilize a VIE structure, Registrant will have no disclosure as to the portion of the Staff Comment 10 we have bolded and underlined. In addition to, and immediately after the supplemental information provided in response to Staff Comment 8 above, Registrant would propose adding the following to address the additional disclosure requested by the Staff in this Comment 10:

“Under mainland China laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to the Parent and U.S. investors. The most important are as follows, State Administration of Foreign Exchange (“SAFE”) Circular 13, SAFE Circular 37, and SAFE Circular 75. For more details, see “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

As an offshore holding company, we will rely principally on dividends from our subsidiaries in China, for our cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. For more details, see “Risk Factors — Risks Related to Doing Business in China — Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.” No cash dividend has been paid by Roan to its stockholders since 2016.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among our BVI holding company and our subsidiaries is subject to internal approval. To affect a cash transfer, a number of steps are needed, including but not limited to the issuance of a payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. As part of the Company’s internal controls, the process to affect a cash transfer requires involvement of multiple employees such that no single employee is permitted to singlehandedly effect a cash transfer. Furthermore, only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

U.S. Securities and Exchange Commission

October 27, 2023

Cash is transferred among Roan, Adrie Global Holdings Limited (BVI) and its Hong Kong subsidiary, Fortis Health Industrial Group Limited and its PRC subsidiaries, or Lixin Financial Holding Group Limited (Cayman), Lixin Financial Holding (BVI) Limited, Linx Financial Holding Group Limited (HK) and its PRC subsidiaries, in the following manner: (i) we may transfer funds to the PRC subsidiaries, through our Cayman subsidiary, BVI subsidiaries and Hong Kong subsidiaries in the form of additional capital contributions or shareholder loans (ii) dividends or other distributions may be paid by PRC subsidiaries to us through our Cayman subsidiary, BVI subsidiaries and Hong Kong subsidiaries. As a holding company, our ability to pay dividends, if any, to our shareholders will rely on dividends and other distributions on equity paid by our BVI subsidiaries, Hong Kong subsidiaries and PRC subsidiaries. Since 2017, none of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including us, or any investors as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us through our BVI companies and subsidiaries in Hong Kong to our Chinese subsidiaries via capital contribution or shareholder loans, as the case may be. For more information, please see “Risk Factors — Risks Related to Doing Business in China —  Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China,” “Risk Factors — Risks Related to Doing Business in China —  Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China,” and “Risk Factors — Risks Related to Doing Business in China — We have not paid dividends on our ordinary shares since 2017 and we do not anticipate paying any further dividends in the foreseeable future. Consequently, any gains from an investment in our ordinary shares will likely depend on whether the price of our ordinary shares increase, which may not occur.”

At present, there are no substantial obstacles to the Roan Group transferring cash from outside the PRC to its PRC companies if the registration procedures for return investment are fulfilled. As for dividends to non-PRC shareholders, if the procedures of tax payment and foreign exchange registration of foreign-invested enterprises are strictly followed, there are presently no other substantial obstacles and risks to the remittance of dividends abroad.

Registrant would also respectfully note the following related disclosure in the Annual Report which address the flow of cash and assets within the Roan Group and the payment of dividends:

I. Risk Factors (on page 10)

“Our Chinese subsidiaries’ ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

As an offshore holding company, we will rely principally on dividends from our subsidiaries in China, for our cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, our Chinese subsidiaries’ ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of our operations are conducted in China and all of the revenue we recognize will be denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, our Chinese subsidiaries may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

The lack of dividends or other payments from our Chinese subsidiaries may limit our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund, and conduct our business. Our funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from our Chinese subsidiaries, our liquidity and financial condition will be materially and adversely affected.”

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U.S. Securities and Exchange Commission

October 27, 2023

II. Liquidity and Capital Resources (on page 67)

“Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in the Cayman Islands and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as the Company has no present plans to declare dividends and plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for the Company to meet its cash obligations as all of its current cash obligations are due within the PRC.

A majority of the Company’s future revenues are likely to continue to be in Renminbi (RMB), the official currency of the PRC. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account transactions, including profit distributions, interest payments and trade- and service-related foreign exchange transactions. Such transactions can be converted into foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required when the Renminbi is to be converted into foreign currency and remitted out of PRC to pay capital expenses, for example with the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, the Company’s PRC subsidiaries are allowed to pay dividends in foreign currencies to the Company without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.”

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III. Holding Company Structure (page 70)

“The Company is a holding company with no material operations of its own. The Company conducts its operations primarily through its PRC subsidiaries. As a result, the Company’s ability to pay dividends depends upon dividends paid by its PRC subsidiaries. If its existing PRC subsidiaries or any newly formed subsidiaries incur debt in the future, the instruments governing their debt may restrict such subsidiaries’ ability to pay dividends to the Company. In addition, the Company’s wholly foreign-owned enterprise (“WFOE”) subsidiaries in China are only permitted to pay the Company dividends out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, the Company’s WFOE subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends from a Chinese company to foreign investors is subject to examination by SAFE-designated banks. The Company’s PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.”

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U.S. Securities and Exchange Commission

October 27, 2023

IV. F-Pages: (Page F-46)

“20. EQUITY

Statutory reserve

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2022 and 2021, the Company had statutory reserve of $472,706 and $362,797, respectively.”

11.	In future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: As described above in response to Staff Comment 1, the Roan Group does not utilize a VIE structure. Therefore, the requested disclosure would not “allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE.” The Registrant respectfully submits that the segment reporting contained in Note 21 to the Financial Statements of pages F-42 and 42 provides adequate disclosure of the nature of the assets held by, and the operations of, entities” in addition to satisfying financial reporting standards. The Registrant further respectfully submits that the disclosure currently in the Annual Report and being added as described above in response to Staff Comments 8 and 10 provides information to allow an investor to evaluate the nature and amounts associated with intercompany transactions. Therefore, Registrant would respectfully submit that no further disclosure is required in future filings in response to Staff Comment 11.

Roan does not use a VIE structure. In accordance with our accounting standards Roan has been preparing its financials on a consolidated basis and understands that it does not need to separately report the income/loss for each of its entities.

*****

U.S. Securities and Exchange Commission

October 27, 2023

Please contact the undersigned at (650) 233-4538 or steve.wurzburg@pillsburylaw.com with any questions regarding the responses to the Staff’s Comments or the Annual Report, or if you require any additional information.

Thank you in advance for your attention to this matter.

Sincerely,

/s/ Stephen M. Wurzburg

cc. Zhiyong Tang